UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2023

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,

12th Floor,

City of Buenos Aires (A1428ARG),

Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Germán Ranftl
Germán Ranftl
Chief Financial Officer

Date: August 9, 2023

Summary of Results

SECOND QUARTER 2023

edenor

www.edenor.com



Results For The Second Quarter 2023

Ticker: EDN

Ratio: 20 Class B Shares = 1 ADR

Number of Shares Net of Treasury

875,3 Million Shares| **43,8 Million** ADRs

Total Shares

906,5 Million Shares | **45,3 Million** ADRs

Market Capitalization

ARS **370,260,647,640** | USD **647,737,303**

Price

ARS 423 / USD 14,8 - 08/03/23

Investor Relation Contacts

Germán Ranftl
Chief Financial Officer

Silvana Corla
Investor Relations, Planning and Control Manager

it.edenor.com
investor@edenor.com
Tel. +54 (11) 4346 - 5511

Buenos Aires, Argentina, August 9th, 2023. Empresa Distribuidora y Comercializadora Norte S.A. (NYSE / BYMA: EDN) ("edenor" or "the Company") Argentina's largest electricity distributor both in terms of number of customers and energy sales, informs its results for the second quarter of 2023. All figures are stated in Argentine Pesos on a constant currency basis, and the information has been prepared in accordance with International Financial Reporting Standards ("IFRS"), except for what is expressly indicated in the Income Statement, which is expressed at historical values.

Webcast Information

On Thursday, August 10th, 2023, at 9 a.m Buenos Aires / 8 a.m New York time, there will be a webcast to analyze edenor's 2Q23 results. Said presentation will be given by German Ranftl, edenor's Chief Financial Officer.

Those interested in participating in the webcast are required to register by clicking here. Questions will be answered exclusively through the webcast system.

Questions will be answered exclusively through the webcast system.

2Q 2023
EARNINGS WEBCAST

TO JOIN THE WEBCAST PLEASE
Click Here

Edenor exceeds the investment level of the previous quarter by 49%.

In Millions of Pesos In constant purchasing power	6 Month			2Q		
	2023	2022	Δ%	2023	2022	Δ%
Revenue From Sales	178,350	155,940	14%	91,940	79,080	16%
Energy Purchases	(124,174)	(103,810)	20%	(61,765)	(58,354)	6%
Gross Margin	**54,176**	**52,130**	**4%**	**30,175**	**20,726**	**46%**
Operating Expenses	(85,455)	(73,640)	16%	(46,441)	(38,676)	20%
Other Operating Income	4,835	4,778	1%	2,198	1,940	13%
Other Operating Expenses	(4,517)	(6,277)	NA	(2,613)	(3,103)	NA
Net Operating Income	**(30,961)**	**(23,009)**	**35%**	**(16,681)**	**(19,113)**	**(13%)**
Financial Results, Net	(78,205)	(55,200)	42%	(35,096)	(30,309)	16%
RECPAM*	106,459	66,352	60%	56,343	36,565	54%
Income Tax	(14,449)	(9,381)	54%	(9,389)	(1,255)	648%
Net Income	**(17,152)**	**(21,227)**	**(19%)**	**(4,819)**	**(14,101)**	**66%**

*Result for exposures to change in purchasing power.

Revenue from sales: Revenues from sales increased by 16%, reaching AR$ 91,940 million in 2Q23 in real terms, compared to AR$ 79,080 million in the second quarter of 2022. This growth can be primarily attributed to the increase in the Value Added Distribution (VAD) resulting from the new tariff tables in force during the second quarter of 2023. Despite a decrease in the volume of sales, which can be attributed to the higher temperatures experienced during 2Q23.

Energy Purchases: Energy procurements witnessed a 6% upswing, driven by increases in seasonal energy prices despite the lower consumption due to higher temperatures, resulting in a total of AR$ 61,765 million in 2Q23. This compares to AR$ 58,354 million recorded during the equivalent period in 2022.

Gross Margin: During the second quarter of the year, there was an increase of 46% in the gross margin due to the tariff adjustment, a 16% increase in revenue from services and a 6% increase in energy purchases.

Financial Results: Financial results experienced a lower loss in the amount of AR$ 35,096 million in 2Q 2023, reducing its losses by 16%. This difference is mainly due to higher interest accrued on the debt incurred with CAMMESA, which as of June 30, 2023, accumulates an overdue principal balance of AR$ 71,705, plus interest and surcharges in the amount of AR$ 142,488. Since March 2023, CAMMESA invoices were paid in full.

Investments: Throughout the first half of 2023, our capital expenditures reached AR$ 27,709 million, marking a substantial 49% real-term increase compared to the corresponding period in 2022. In the second quarter of 2023, we invested AR$ 16,870 million, reflecting a remarkable 46% surge from the same quarter in the prior year. These figures underscore our unwavering commitment to the enhancement of service quality, evident in the improvements reflected in our SAIDI and SAIFI indices.

Trade Receivables: As of the conclusion of June 2023, our trade receivables collection stood at 95.28%, while the outstanding balance amounted to ARS 7,853 million. General customer satisfaction last measure was 89,3%.

Net Income: Recorded a loss of AR$ 4,819 million in 2Q23, marking a decrease of AR$ 9,282 million compared to the same period of the previous year. The variance can be primarily attributed to the tariff adjustments of 108% in April and 74% in June, alongside the rise in operating costs due to inflation.

Regulatory Framework

Start of RTI Process
(Integral Tariff Review)

On April 25, 2023, through ENRE Resolution No. 363/2023 approved to start the process as from June 1st.

The ENRE has published the schedule with the processes expected to be completed in 1Q24


TASKS
June 2023
July 2023
August 2023
September 2023
October 2023
November 2023
December 2023
2024 1st Quarter
Call to Lic. CMCC
Sample Definition
Equipment
CTL and Tracking
Study of Technological and Com Performance
CENS Study - Alternatives and Definition
WACC Components Study
Tariff Segmentation Study in R with Power Measurement
Requirement Information And Analysis OM
Inventories
Quality Analysis
Lost Strategy Study
REFERENCE
ENRE Task
Distribution Task
Consultant ENRE Task
All

Regulatory Framework

VAD Increase

The compounded VAD increase 108% from April and 74% from June has been started to be reflected in our income.

Energy Seasonable Prices

New energy prices has been published to be applied from August 1st, 2023 to October 31st, 2023. Average increases by type of customers are the following:

Residential Level 1	5.5%
Residential Level 2	2%
Residential Level 3	between 2% and 5%
T1G1	6%
T1G2	8%
T1G3	9%
T2	9%
T3 BT & MT	between 10% and 13%

Commercial Debt Energy Purchases

After the close of this quarter, an agreement was reached to settle the debt incurred for energy purchases with CAMMESA. The company committed to paying off the remaining debt in 96 installments, with an interest rate set at 50% of the market rate. This arrangement has allowed the company to resolve its commercial and financial obligations, ensuring timely compliance.

The agreement established as a suspensive condition for the payments in term of its obligation, the granting by the regulator of VAD sufficient to meet them.

VOLUME OF ENERGY SALES

The volume of energy sales decreased by 3.9% due to higher temperature.

In 2Q23, energy sales volume declined by 3.9%, totaling 5,689 GWh, compared to 5,919 GWh in the corresponding 2022 period. Notably, the average temperature in June 2023 registered a 2.8°C increase over June 2022. Additionally, edenor's customer base expanded by 1.0% year-on-year, with 3,284,946 customers. This growth primarily stemmed from increased residential and industrial customers, driven by market discipline measures and the installation of 3,336 integrated energy meters in the second quarter, primarily for the regularization of clandestine connections.

	6 Months 2023			6 Months 2023			Variation	
	GWh	Part. %	Customers	GWh	Part. %	Customers	% GWh	%
Residential*	5,693	46,7%	2,905,204	5,193	45,6%	2,871,705	9,6%	1,2%
Small Commercial	1,137	9,3%	340,263	1,023	9,0%	340,678	11%	(0,1%)
Medium Commercial	798	6,6%	31,004	759	6,7%	30,807	5,2%	0,6%
Industrial	1,881	15,4%	7,149	1,848	16,2%	6,943	1,8%	3,9%
Wheeling System	1,991	16,4%	706	1,890	16,6%	683	5,4%	3,4%
Others								
Public Lighting	304	2,5%	21	324	2,8%	21	(6,4%)	0,0%
Shantytowns and Others	374	3,1%	599	352	3,1%	573	6,2%	4,5%
Total	**12,177**	**100%**	**3,284,946**	**11,389**	**100%**	**3,251,410**	**6,9%**	**1,0%**

	2Q 2023			2Q 2022			Variation	
	GWh	Part. %	Customers	GWh	Part. %	Customers	% GWh	%
Residential*	2,560	45,0%	2,905,204	2,837	47,9%	2,871,705	(9,8%)	1,2%
Small Commercial	550	9,7%	340,263	487	8,2%	340,678	12,9%	(0,1%)
Medium Commercial	368	6,5%	31,004	368	6,2%	30,807	(0,0%)	0,6%
Industrial	892	15,7%	7,149	911	15,4%	6,943	(2,1%)	3,9%
Wheeling System	961	16,9%	706	934	15,8%	683	3,0%	3,4%
Others								
Public Lighting	167	2,9%	21	178	3,0%	21	(5,8%)	0,0%
Shantytowns and Others	191	3,4%	599	205	3,5%	573	(6,6%)	4,5%
Total	**5,689**	**100%**	**3,284,946**	5,919	**100%**	**3,251,410**	**-3,9%**	**1,0%**

OPERATING EXPENSES

Operating expenses increased by 20%, reaching ARS 46,436 million in 2Q23 compared to ARS 38,670 million in 2Q22 due to inflation.

In Millions of Pesos in constant purchasing power	6 Months			2Q		
	2023	2022	Δ%	2023	2022	Δ%
Salaries, social security taxes	(24,492)	(23,502)	4%	(13,037)	(12,270)	6%
Pensions Plans	(2,030)	(1,225)	66%	(903)	(556)	62%
Communications expenses	(1,130)	(1,172)	(4%)	(606)	(676)	(10%)
Allowance for the imp. of trade and other receivables	(2,777)	(2,334)	19%	(1,886)	(1,344)	40%
Supplies consumption	(3,500)	(3,367)	4%	(1,762)	(1,827)	(4%)
Leases and insurance	(648)	(893)	(27%)	(280)	(472)	(41%)
Security service	(1,223)	(903)	35%	(634)	(381)	67%
Fees and remuneration for services	(19,711)	(17,741)	11%	(10,364)	(10,650)	(3%)
Amortization of assets by right of use	(651)	(754)	(14%)	(320)	(383)	(16%)
Public relations and marketing	(1,378)	(89)	1448%	(592)	417	(242%)
Advertising and sponsorship	(710)	(46)	1443%	(305)	215	(242%)
Depreciation of property, plant and equipment	(16,479)	(13,700)	20%	(8,940)	(6,817)	31%
Directors and Sup. Committee members' fees	(21)	(21)	0%	12	6	99%
ENRE penalties	(8,040)	(5,283)	52%	(5,351)	(2,546)	110%
Taxes and charges	(2,621)	(2,572)	2%	(1,450)	(1,370)	6%
Other	(43)	(37)	16%	(18)	(18)	(1%)
Total	**(85,455)**	**(73,640)**	**16%**	**(46,436)**	**(38,670)**	**20%**

OPERATING EXPENSES

In 2Q23, operational expenses surged by 20% to ARS 46,436 million from ARS 38,670 million in 2Q22. This rise can be attributed primarily to inflation and increased ENRE penalties affecting fees and pension plans.

EBITDA

EBITDA exhibited an improved loss, narrowing down to ARS 4,486 million, resulting in a negative value of AR$ 7,415 million for 2Q23, against a loss of ARS 11,901 million achieved in the comparable period of the prior year. The shift is primarily underpinned by tariff adjustments and an enhanced reduction in energy losses, progressing from 16% to 15.39%. However, these gains were moderated by amplified operating costs and reduced sales volumes due to elevated temperatures.

In Millions of pesos in constant purchasing power	6 Months			2Q		
	2023	2022	Δ%	2023	2022	Δ%
Net Operating Income	(30,961)	(23,009)	35%	(16,681)	(19,113)	
Deprecation of Property, Plant and Equipment	17,130	14,454	19%	9,262	7,201	
Result by Participation in Joint Venture	4	11		4	11	
EBITDA	**(13,824)**	**(8,543)**	**62%**	**(7,415)**	**(11,901)**	

Capital Expenditures

Over the initial half of 2023, edenor's capital expenditures amounted to ARS 27,709 million, a substantial surge from ARS 18,637 million in 2022, marking a notable 49% real-term increase from the corresponding period of the previous year.

The total investments amounting to $27,709 encompass:

21,174 million

in Electricity-related activities.

2,949 million

in Systems and others.

3,586 million

in Projects Staff Cost.

*See figure in next page.

Investments

Our strategic allocation of investments centers around addressing burgeoning demand, enhancing service excellence, and mitigating non-technical losses. A significant proportion of these investments has been channeled into advancing our smart grid initiative. This comprehensive approach encompasses a spectrum of initiatives including capacity expansion, integration of remote control apparatus within the medium voltage network, facilitation of new supply connections, and deployment of self-managed energy meters. It is paramount to underscore that all our investments are executed with an unwavering focus on environmental stewardship and public safety considerations.

Investments in Millions of AR$


Projects Staff Cost
Systems and Others
Electricity-Related Activities
27,709
3,586
2,949
21,174
+49%
18,637
3,359
2,342
12,936
2023
2022

Investment Classification
% of Total


6%
14%
2%
78%
New Supplies
Energy Recovery
Network Structure
Other

SAIDI

SAIDI refers to the duration of outages, and measures the number of outage hours a user experiences per year.


SAIDI
SAIDI Requerido
31,5
27,7
33,0
26,6
25,8
27,6
22,7
15,9
12,2
10,7
8,6
7,7
30,3
28,9
26,3
21,8
13,7
10,4
10,2
10,0
-77%
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
Jun 2023
2023 R

BEST
HISTORICAL RECORD

SAIFI

SAIFI refers to the frequency of outages, and measures the number of times a user experiences an outage during a year.


SAIFI
SAIFI Requerido
8,6
8,0
9,5
8,9
8,7
9,0
6,9
6,2
4,6
4,7
3,6
3,4
9,7
9,1
8,4
7,4
6,0
5,4
5,3
5,2
-65%
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
Jun 2023
2023 R

QUALITY STANDARDS

The investment plan executed in recent years continues to show results that are reflected in a continuous improvement in the service quality, by reducing the duration and frequency of outages since 2014, and thus exceeding the regulatory requirements set forth.

Quality standards are measured based on the duration and frequency of service outages using SAIDI and SAIFI indicators.

At the closing of the second quarter of 2023, SAIDI and SAIFI indicators for the first 6 months were 7.7 hours and 3.4 outages on average per client per year, evidencing a 23% and 16% improvement, respectively, compared to the same period of the previous year, reaching our best historic metrics.

This recovery in service levels is mainly due to the investment plan devised by the Company since 2014, the different improvements implemented in the operating processes, and the adoption of technology applied to the grid´s operation and management.

ENERGY LOSSES

In 2Q23, energy losses experienced a 15.29 % decrease, against 16,8 % for the same period of the previous year.


LTM
17,4%
16,39%
16,8%
15,29%
16,1%
15,9%
1Q
2Q
3Q
4Q
2022
2023

Driving Innovation and Efficiency in Loss Mitigation:

Our dynamic multidisciplinary teams remain steadfastly dedicated to pioneering novel solutions in the battle against energy losses. This collaborative effort has been further fortified by the resolute execution of Market Discipline (DIME) initiatives, aimed at curtailing losses. Leveraging the potency of analytical and artificial intelligence tools, we have strategically optimized inspection routes, augmenting their efficacy. The mission of DIME actions remains resolute: identifying and rectifying irregular connections, thwarting fraud, and curbing energy pilferage.

Measurable Strides in Inspection and Detection:

From April to June 2023, a substantial total of 83,865 inspections were conducted on Tariff 1 (Residential and General users), achieving an efficiency rate of 49.8%. This stands in comparison to the same period in the prior year when 82,063 inspections yielded a higher efficiency rate of 60.6%. Moreover, the installation of 4,836 Integrated Energy Meters (MIDE) during 2023 attests to our commitment to modernizing energy monitoring mechanisms.

Recovery Initiatives and Redefining Balance:

Our endeavors extend beyond detection as we diligently restore energy integrity. Beyond the normalization of MIDE meter-equipped customers, our reach extends to clandestine customers with conventional meters. Augmenting these efforts, a novel energy balance system has been meticulously implemented, complemented by the advent of micro-balances in private neighborhoods. Despite our tenacious endeavors, instances of recidivism in fraud have been noted across all scenarios.

INDEBTEDNESS

The outstanding principal of our dollar-denominated debt amount USD 116 millions the cash position net of financial debt to USD -48 million.



INDEBTEDNESS

Negotiable Obligations Debt

	ON Class N1	ON Class N2
Amount	55,244,538	60,945,000
Currency	USD	USD
Expiration Date	May - 25	Nov - 24
Rate	9,75	9,75
Interest Payment	Biannual	Biannual
Applicable Law	New York	Argentina

Corporate Debt Evolution


191
15
176
140
2014
191
15
176
54
2015
176
176
36
2016
226
50
176
68
2017
226
50
176
73
2018
162
25
137
111
2019
98
98
21
2020
98
98
-84
2021
85
30
55
-88
2022
115
30
55
-48
JUN 23
30
30
2024
55
2025
Cash & Receivables
Debt

Ratings

The ratings given by the rating agencies were the following:

Agency		Rating	Outlook	Date
Moody's	**Local**	BBB+.ar	Stable	AGO- 23
	Foreign Currency	BBB.ar	Stable	AGO- 23
FixScr affiliate of FitchRatings	**Long-Term Issuer**	A-(arg)	Stable	JUL- 23
	ON Class 1 USD 120M	A-(arg)	Stable	JUL- 23
	ON Additional Class 1 USD 2,5M	A-(arg)	Stable	JUL- 23
	ON Class 2 16M (Expandable Up To 30M)	A-(arg)	Stable	JUL- 23
S&P Global	**Institutional Qualification**	raCCC	Negative	JUN - 23
	Global Negotiable Obligations Program	raCCC	Negative	JUN- 23
	Foreign Currency	raCCC-	Negative	MAR - 23

*BofA Report:
https://rsch.baml.com/report?q=SOLmzxSOX-0BCYNeD00HeWw__&e=lramallo%40edenor.com&h=-sOeHQ

1. **Fix SCR S.A** maintained the Long-Term issue rating and that of the Existing Bonds at A-(arg), improving the negative outlook to stable.

2. **Moody's Local Argentina** affirmed the local currency rating at BBB+.ar with and the foreign currency rating at BBB.AR changing the outlook from negative to stable.

Sustainability Report 2022

Environmental

7,252 Tons CO2
Scope 2
Electrical Energy

0.3 Tons
Batteries

7,501 Tons CO2
Scope 1
Oil

79,809,256 Joules
Electrical Energy Consumed

86 Tons CO2
Scope 3
Executives Transportation and Waste Incinetation

Social

414,662
Customers Under Electricity Inclusion Program

26 Hours/Year
Training Hours Per Employee

17% Women
In Staff

18,309 Summoned Children
edenorchicos

161 Scholarship
Holders

Sustainability Report 2022

Governance

100% Independent Directors
Audit Comitee

17,25% Female
Members of Government Bodies

33% Female
Chief Executives

12 Regular Directors

Complaints Channel

Economic

33,900 Millions of Pesos
Investments

205,835 Millions of Pesos
Revenues From Sales

8,6 Hours/ Customers/Year
Duration of Outages (SAIDI)

3,6 Interruptions/ Customers/Year
edenorchicos

89,3% Satisfied
Customers

ABOUT EDENOR

edenor is the largest electricity distribution company in Argentina in terms of number of customers and electricity sold (in GWh).

Through a concession, edenor distributes electricity exclusively to the northwestern zone of the greater Buenos Aires metropolitan area and the northern part of the City of Buenos Aires, for 3,28 millions customers (a population of approximately 11 million people) and an area of 4,637 sq. k m. In the second quarter, edenor sold 5,689 GWh of energy and purchased 6,554 GWh (including wheeling system demands), with revenue from sales in the amount of AR$ 91,940 billion adjusted by inflation as of June 2023. In turn, the company had negative net results in the amount of AR$ 4,819 million.

Condensed Interim Statements of Financial Position

As June 30, 2023 and 2022

Values expressed on a constant currency basis

In million of Argentine Pesos in constant purchising power	06.30.2023 AR$	12.31.2022 AR$
ASSETS		
Non-current assets		
Property, plant and equipment	607,510	596,612
Interest in joint ventures	37	32
Deferred tax asset	757	1,065
Other receivables	3	4
Financial assets at amortized cost	-	-
Total non-current assets	**608,307**	**597,713**
Current assets		
Inventories	14,044	9,701
Other receivables	33,040	28,177
Trade receivables	60,016	42,177
Financial assets at fair value through profit or loss	37,789	43,247
Financial assets at amortized cost	-	-
Cash and cash equivalents	4,319	2,456
Total current assets	**149,208**	**125,758**
TOTAL ASSETS	**757,515**	**723,471**

In million of Argentine Pesos in constant purchising power	06.30.2023 AR$	12.31.2022 AR$
EQUITY		
Share capital	875	875
Adjustment to share capital	164,281	164,265
Additional paid-in capital	2,282	2,261
Treasury stock	31	31
Adjustment to treasury stock	3,512	3,528
Adquisition cost of own shares	(13,522)	(13,522)
Legal reserve	11,429	11,429
Opcional reserve	110,684	110,684
Other comprehensive loss	(1,225)	(1,225)
Accumulated losses	(106,122)	(88,970)
TOTAL EQUITY	**172,225**	**189,356**

In million of Argentine Pesos in constant purchising power	06.30.2023 AR$	12.31.2022 AR$
LIABILITIES		
Non-current liabilities		
Trade payables	1,152	1,387
Other payables	25,242	26,350
Borrowings	29,311	21,904
Deferred revenue	3,654	5,542
Salaries and social security payable	1,356	1,162
Benefit plans	3,027	2,804
Deferred tax liability	181,580	167,121
Tax liabilities	-	-
Provisions	6,502	8,367
Total non-current liabilities	**251,824**	**234,637**
Current liabilities		
Trade payables	307,211	270,935
Other payables	12,582	9,528
Borrowings	469	277
Derivative financial instruments	-	-
Deferred revenue	45	66
Salaries and social security payable	8,957	14,073
Benefit plans	234	353
Tax payable	-	-
Tax liabilities	2,035	1,985
Provisions	1,933	2,261
Total current liabilities	**333,466**	**299,478**
TOTAL LIABILITIES	**585,290**	**534,115**
TOTAL LIABILITIES AND EQUITY	**757,515**	**723,471**

Condensed Interim Statements of Comprehensive Income

for the six-month period ended on
June 30, 2023 and 2022

Values expressed on a constant currency basis

In millions of Argentine Pesos in constant purchasing power	**06.30.2023** AR$	**06.30.2022** AR$
Continuing operations		
Revenue	178,350	155,940
Electric power purchases	(124,174)	(103,810)
Subtotal	**54,176**	**52,130**
Transmission and distribution expenses	(48,339)	(41,392)
Gross loss	**5,837**	**10,738**
Selling expenses	(22,792)	(17,285)
Administrative expenses	(14,324)	(14,963)
Other operating income	4,835	4,778
Other operating expense	(4,517)	(6,277)
Operating Profit (Loss)	**(30,961)**	**(23,009)**
Financial income	43	71
Financial expenses	(85,194)	(48,497)
Other financial expense	6,946	(6,774)
Net financial expense	**(78,205)**	**(55,200)**
RECPAM	106,459	66,352
Profit (Loss) before taxes	**(2,703)**	**(11,846)**
Income tax	(14,449)	(9,381)
Profit (Loss) for the period	**(17,152)**	**(21,227)**
Basic and diluted earnings Profit (Loss) per share:		
Basic and diluted earnings profit (loss) per share	(19,60)	(24,26)

Condensed Interim Statements of Comprehensive Income

for the six-month period ended on
June 30, 2023 and 2022

Expressed at historical values

In millions of Argentine Pesos at historical Values	06.30.2023 AR$	06.30.2022 AR$
Continuing operations		
Revenue	152,412	63,732
Electric power purchases	(105,695)	(42,946)
Subtotal	**46,716**	**20,786**
Transmission and distribution expenses	(30,907)	(13,122)
Gross loss	**15,810**	**7,664**
Selling expenses	(18,212)	(6,502)
Administrative expenses	(10,664)	(5,672)
Other operating expense, net	413	(1,162)
Operating Profit (Loss)	**(12,654)**	**(5,672)**
Labilities regularization agreement	-	**577**
Financial income	42	32
Financial expenses	(74,477)	(21,242)
Other financial expense	8,413	(1,462)
Net financial expense	**(66,021)**	**(22,672)**
Profit (Loss) before taxes	**(78,676)**	**(27,767)**
Income tax	(2,391)	1,179
Profit (Loss) for the period	**(81,067)**	**(26,588)**
Basic and diluted earnings Profit (Loss) per share:		
Basic and diluted earnings Profit (Loss) per share	(92,65)	(30,39)

Condensed Interim Statements of Cash Flows

For the six-month period ended on June 30, 2023 and 2022

Values expressed on a constant currency basis

In millions of Argentine Pesos in constant purchasing power	**06.30.2023** AR$	**06.30.2022** AR$
Cash flows from operating activities		
Loss (Profit) for the period	(17,152)	(21,227)
Adjustments to reconcile net (loss) profit to net cash flows provided by operating activities:	7,397	18,199
Changes in operating assets and liabilities:		
Increase (Decrease) in trade receivables	(36,552)	(12,884)
Increase (Decrease) in trade payables	71,448	53,612
Income tax payment	-	(207)
Increase (Decrease) of Cammesa Commercial Financing	-	-
Others	(10,684)	(5,572)
Net cash flows provided by operating activities	**14,457**	**31,916**
Net cash flows used in investing activities	**(20,188)**	**(26,056)**
Net cash flows used in financing activities	**6,164**	**(8,099)**
Net (decrease) increase in cash and cash equivalents	**433**	**(2,234)**
Cash and cash equivalents at beginning of year	2,456	9,310
Exchange differences in cash and cash equivalents	1,447	1,194
Result for exposure to inflation in cash and cash equivalents	(17)	19
Net Increase (Decrease) in cash and cash equivalents	433	(2,239)
Cash and cash equivalents at the end of period	**4,319**	**8,284**
Supplemental cash flows information		
Non-cash operating, investing and financing activities		
Labilities regularization agreement	-	-
Acquisitions of property, plant and equipment through increased trade payables	(1,643)	(1,957)
Acquisitions of assets for rights of use through an increase in other debts	(344)	(1,352)

DISCLAIMER

The material that follows is a presentation of general background information about Edenor as of the date of the presentation. It is information in summary form and does not purport to be complete. No representation or warranty, express or implied, is made concerning, and no reliance should be placed on, the accuracy, fairness, or completeness of this information.

This presentation contains forward-looking information and statements. Forward-looking statements are statements that are not historical facts. These statements are only predictions based in our current assumptions, expectations and projections about future events. Forward-looking statements may be identified by the words "believe," "expect," "anticipate," "target," or similar expressions. While Edenor's management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and are generally beyond the control of Edenor, which could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements." Further, if Edenor's actual results are less favorable than those shown in the projections or if the assumptions used in the projections prove to be incorrect, Edenor may not be able to make dividend payments in the amount forecasted, or at all. Edenor undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise, nor makes any representation or warranty, expressed or implied, as to the accuracy or completeness of the information contained herein, and nothing contained herein is, or shall be relied upon as a promise or representation. Management is not making and you should not infer any representation about the likely existence of any particular future set of facts or circumstances.

Empresa Distribuidora y Comercializadora
Norte S.A. (EDENOR)

Avenida del Libertador 6363, Piso 12º
C1428ARG Buenos Aires, Argentina

INVESTOR RELATIONS CONTACTS

German Ranftl | Chief Financial Officer

Silvana Coria | Investor Relations, Planning and Control Manager

investor@edenor.com Tel. +54 (11) 4346 5511